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SEC FILE NUMBER
8-68661

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BOWNE PARK CAPITAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

FEB 22 2022

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

189-14 CROCHERON AVE # 305
(No. and Street)

FLUSHING (City) NEW YORK (State) 11358-2338 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT J. ONESTI (Name) (917)563-7951 (Area Code – Telephone Number) ROBERT.ONESTI@BOWNEPARKCAPITAL.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAPHAEL, GOLDBERG, NIKPOUR, COHEN & SULLIVAN, CPA PLLC
(Name – if individual, state last, first, and middle name)

97 FROEHLICH FARM BLVD (Address) WOODBURY (City) NEW YORK (State) 11797 (Zip Code)

2/23/2010 (Date of Registration with PCAOB)(if applicable) 5028 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

RMS

OATH OR AFFIRMATION

I, ROBERT J. ONESTI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BOWNE PARK CAPITAL, INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] 2/17/22

Title: PRESIDENT

[signature]
Notary Public 02/17/2022

LINDA KEH
Notary Public, State of New York
No. 01KE6123774
Qualified in Nassau County
Commission Expires March 14, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Bowne Park Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowne Park Capital, Inc. (the "Company") as of December 31, 2021 and the related statement of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2021, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Bowne Park Capital, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 13 and 14, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2021.

Woodbury, New York
February 15, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents		$ 138,751
Certificate of Deposit #1		10,249
Certificate of Deposit #2		25,006
Other assets		2,000
Property and equipment, net		0
Total Assets		$ 176,006

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 13,792
Total Liabilities		13,792
Stockholders' Equity:		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$ 30,000	
Additional paid-in capital	10,287	
Retained earnings	121,927	
Total Stockholders' Equity		162,214
Total Liabilities and Stockholders' Equity		$ 176,006

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED December 31, 2021

REVENUES:		
Consulting fees		$ 252,500
Interest		39
Total Revenues		$ 252,539
EXPENSES:		
Officer's compensation	$ 90,000	
Regulatory fees and expenses	2,042	
Other expenses	50,233	
Total Expenses		$142,275
NET INCOME		$ 110,264

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earning	DIST	Total
Balances - January 1, 2021	$ 30,000	$ 10,287	$ 79,163	0	119,450
Net Income	--	--	110,264		110,264
Distribution to Shareholder				-67,500	-67,500
Balances – Dec 31, 2021	$ 30,000	$ 10,287	$ 189,427	-67,500	$162,214

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 2021

Cash Flows from Operating Activities:	
Net Income	$ 110,264
Adjustments to reconcile Net Income to Net Cash provided by operating activities:	
Changes in Operating Assets and Liabilities	
(Increase) in Certificate of Deposit	(4)
(Decrease) in Other Assets	4,833
(Increase) in Accounts Payable and Accrued Expenses	292
Net Cash provided in Operating Activities	$115,385
Cash Flows from Investing Activities	
Purchase of Certificate of Deposit	(25,006)
Cash Flows from Investing Activities	(25,006)
Distributions to shareholder	(67,500)
Net Cash (Used) in Financing Activities	(67,500)
Net Increase in Cash for the period	22,879
Cash and Cash Equivalents - Beginning of Year Jan 1, 2021	$115,872
Cash and Cash Equivalents – December 31, 2021	$138,751
Supplemental Cash Flow Information	
Cash paid for Income taxes	$ 10,855
Cash paid for interest	$ 250

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Bowne Park Capital, Inc., (the "Company) is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") effective April, 2011.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or safekeep customer securities.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

Revenue Recognition

The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

The Company adopted FASB ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Revenue Recognition (Continued)

The Company earns revenue by way of transaction placement fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for placement fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue of the transaction price to the performance.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of NINE months or less at the time of purchase to be cash equivalents subject to a maximum one percent haircut.

The Company maintains all its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which approximates 3 years.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed through to its stockholder and taxed at the personal level. The Company is subject to New York City General Corporation tax.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other that Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company's financial instruments include cash and cash equivalents and accrued liabilities. These items are determined to be a Level 1 fair value measurement.

The carrying amounts of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of these instruments.

NOTE 2- Commitments

The Company has no commitments for the year ending December 31, 2021.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange commission.

NOTE 3 - Property and Equipment

Property and equipment is summarized as follows:

Office Equipment	$ 981
Less: Accumulated Depreciation	981
	$ 0

Depreciation expense was $ 0 for the year ended Dec 31, 2021.

NOTE 4 - Regulatory Requirements

The Company is subject to the SEC uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

On December 31, 2021, the Company's net capital was $159,862 which was $154,862 more than its minimum requirement of $5,000 under SEC Rule 15c3-1. The Company's net capital ratio was 0.086 to 1.

NOTE 5 - Subsequent Events

There are no other events or transactions subsequent to December 31, 2021 through the date these financial statements were issued, that would require recognition or disclosure in these financial statements.

NOTE 6 - Concentration

Substantially all the commissions and fees were earned from one customer.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BOWNE PARK CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
December 31, 2021

CREDIT ITEMS:		
Total Stockholders' Equity		$ 162,214
DEBIT ITEMS:		
Property and equipment, net		0
Other assets		2,000
Tentative Net Capital		160,214
Haircuts		-352
Net Capital		159,862
Less: Minimum Net Capital Requirement		5,000
Remainder: Net capital in excess of all requirements		$154,862
Capital Ratio: (Maximum allowance 1500%)		
Aggregate Indebtedness	$ 13,792	
Divided by: Net Capital	$ 159,862 =	0.086%
Net Capital Requirement:		
Greater of:		
Minimum net capital required (6.67% of $13,792)		$919
Minimum dollar net capital requirement		$5,000

SCHEDULE 2.

BOWNE PARK CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2021

Net Capital - per Company's unaudited X-17A-5 Part II A Filing	$160,785
Net Capital - per report pursuant to Rule 17a-5(d)	$159,862

There are no material differences between the computation of net capital present above and the computation of net capital report on the Company's unaudited FormX-17A-5, Part II-A Filing.

RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
RGNC&S
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Bowne Park Capital, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Bowne Park Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bowne Park Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Bowne Park Capital, Inc. stated that Bowne Park Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bowne Park Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bowne Park Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 15, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Bowne Park Capital, Inc.
189-14 Crocheron Ave, #305
Flushing, N.Y 11358

EXEMPTION REPORT

Bowne Park Capital, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S240. 17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. S240.15c3-3 under the following provisions of 17 C.F.R. S240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. S240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowne Park Capital, Inc.

I, Robert J. Onesti. Swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Robert J. Onesti

Title: Chief Executive Officer

February 15, 2022